SMTC CORPORATION

635 Hood Road

Markham, Ontario, Canada L3R 4N6

August 25, 2008

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SMTC Corporation – CIK No. 0001108320

Request for Withdrawal of

Registration Statement on Form S-3,

File No. 333-86802

Ladies and Gentlemen:

On behalf of SMTC Corporation (the “Company”), we are today requesting the withdrawal of the Company’s Registration Statement on Form S-3, File No. 333-86802 (the “Registration Statement”), which was originally submitted via Edgar and accepted by the SEC on April 23, 2002. The Registration Statement has at no time been effective, and no securities have been offered or sold in connection with the Registration Statement. The Company has determined that it no longer wishes to issue securities under the Registration Statement.

The Company’s request for withdrawal is made pursuant to Rule 477 under the Securities Act of 1933, as amended.

Sincerely,

/s/ Jane Todd
Jane Todd
Chief Financial Officer